Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

QuadraMed Corporation

Reston, Virginia

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated February 11, 2004, except for the second paragraph of Note 18 as to which the date is February 25, 2004, and the second paragraph of Note 19 as to which the date is June 10, 2004, relating to the consolidated financial statements of QuadraMed Corporation, which is contained in that Prospectus, and of our report dated February 11, 2004, except for the second paragraph of Note 18 as to which the date is February 25, 2004 and the second paragraph of Note 19 as to which the date is June 10, 2004, relating to the schedule, which is contained in Part II of the Registration Statement.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO SEIDMAN, LLP
BDO Seidman, LLP

San Jose, California

June 10, 2004